

03029241

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bandai Co., Ltd

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FILE NO. 82- 3919 FISCAL YEAR 3-31-03

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OICF/BY: dlw

DAT : 8/13/03

 FILE NO. 82-3919

Bandai Co., Ltd.
June 4, 2003

NOTICE OF THE 55TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder,

You are cordially invited to attend the 55th Ordinary General Meeting of Shareholders, which will be held as described below.

If you are unable to attend the meeting in person, you can exercise your voting rights on the proposals in writing. If you wish to do so, please review the Reference Materials Concerning Exercise of Voting Rights, indicate your approval or disapproval of each proposal on the ballot enclosed with this letter, apply your seal to it, and return the ballot to us.

If you are able to attend the meeting in person, please remember to bring the ballot enclosed with this notice with you and present it at the reception desk.

Sincerely yours,

Takeo Takasu, President and Representative Director
Bandai Co., Ltd.
5-4, Komagata 2-chome, Taito-ku
Tokyo

MEETING DETAILS

1. Time and date: 10 a.m., Wednesday, June 25, 2003

2. Location: Shoun-no-Ma
3rd Floor, Asakusa View Hotel
17-1, Nishi Asakusa 3-chome, Taito-ku, Tokyo

3. Agenda

Reports Balance Sheet as of March 31, 2003, Business Report and Income Statement for the 55th fiscal year (April 1, 2002 to March 31, 2003)

Proposals

Item 1: Acceptance of Proposed Appropriation of Retained Earnings for the 55th fiscal year

Item 2: Changes of Articles of Incorporation, as described below in the Reference Materials Concerning Exercise of Voting Rights (pages 26 to 29)

Item 3: Share Buybacks
The proposal is as described below in the Reference Materials Concerning Exercise of Voting Rights (page 30)

Item 4: Election of 13 Directors
Item 5: Election of 2 Corporate Auditors
Item 6: Election of an Independent Auditor
Item 7: Retirement Allowances for Retiring Directors

(Attachments)

BUSINESS REPORT
(April 1, 2002 to March 31, 2003)

1. Review of Operations

(1) Business and operating results

During the fiscal year under review, the Japanese economy was dominated by an increasing lack of clarity about the economic outlook, as further deflation increased the number of nonperforming loans, the stock markets stagnated, and unemployment stayed at high levels. The domestic economic climate thus remained extremely daunting.

In the toys and amusements industry, Japanese-created animation is highly regarded throughout the world, and each company in the industry has aggressively begun its own global development. Companies in this industry are also responding to the demographic challenge posed by Japan's aging population and declining birthrate by broadening their target market, to include girls from roughly ages 10 through 14 as well as adult males, and, since smaller family size gives families more economic leeway to spend on each child, the industry as a whole is experiencing healthy demand. In the home game machine field, the high cost of game software development has produced a series of cooperative projects between major manufacturers as well as mergers as they seek ways to energize the market.

The strategies Bandai has adopted in this challenging context, including developing our own characters for our video game software operations and carrying out globally synchronized campaigns, have proven effective, and sales are strong. Our hobby products, which we have introduced precisely geared to fit fashion trends among girls, have generated much excitement. Our Mobile Suit *Gundam* series and the *Masked Rider Ryuki*, *Power Rangers Ninja Storm* , and *Soreike! Anpanman* characters are highly popular not only as toys and amusement products but also in game software, products for vending machines, candy-toys, and apparel, contributing substantially to sales.

In March 2003 Bandai completed the management plan it launched in April 2000. As a result of maintaining management that stresses efficiency and profitability, with "select and focus" as our watchwords, we have been able to plan towards turning around the financial status of the group as a whole and, in terms of operations, have been carrying out measures to make us the industry's No. 1 Entertainment Provider in each of our business areas.

As a result of these efforts, sales reached ¥125,217 million (a 5.7% increase over the previous fiscal year), with domestic sales totaling ¥120,399 million, a 9.0% increase. Export sales of ¥4,818 million represented a 39.7% decline.

Recurring income was ¥11,966 million, up a healthy 38.6% over the previous fiscal year, and net income was ¥5,710 million, similarly up 32.7%.

As a result of the Company's issuing unsecured debentures for funds to expand operations during the fiscal year under review, its total assets also grew.

(2) Performance by Business Category

Category	Sales (million yen)	Percentage of sales	Increase (Decrease)
Boys' character toys	¥22,880	18.3%	(0.2%)
Girls' toys	5,702	4.5	37.6%
Games and innovative toys	29,565	23.6	7.0%
Vending machine products	15,772	12.6	3.7%
Model kits	12,804	10.2	19.7%
Candy-toys	15,011	12.0	12.1%
Clothing	12,878	10.3	1.8%
Other products	10,602	8.5	(10.0%)
Total	125,217	100.0	5.7%
(Exports)	(4,818)	(3.8)	(39.7%)

Boys' character toys

Power Rangers Ninja Storm and *Masked Rider Ryuki* series sales were strong. Among them, the *gattai* robots such as Nimpu Gattai DX Senpu-jin and transformer items such as the DX Ryu Shokiko Drag-visor were particularly popular. A new program, product development coordinated with products of other divisions, including vending machine and candy-toy products, was implemented. As a result, total sales reached ¥22,880 million (down 0.2%).

Girls' toys

Hobby products with which customers have fun making their own accessories were notably popular among this division's products. In particular, the Bead Accessory Maker, an item that appeared on the program *Ojamajo Doremi Dokkan*, which made creating bracelets and necklaces simple, and the Can Badge Good!, which made creating original metal badges simple, became very popular. As a result, sales rose 37.6% year over year to total ¥5,702 million.

Games and innovative toys

The *Mobile Suit Gundam* series continued to be very popular in video game software. That, combined with the global development of *Dragon Ball Z* and of Bandai's *.hack* (dot hack) original character linked to DVD, produced extremely strong performance for games and innovative toys. Our Karaoke Station, a home karaoke system that made downloading tunes via the Internet simple, stirred up a rush of word of mouth. As a result, sales reached ¥29,565 million, a 7.0% gain over the previous fiscal year.

Vending machine products

The *Digital Monster Card Game* and *Gundam War* series were great favorites among trading cards sold from the Carddas Card Game vending machines. The *Masked Rider Ryuki Card Game* series, which were tied into our popular character toys for boys, also contributed to sales. In capsule toys, which were sold in plastic capsules dispensed from vending machines, the *Soreike! Anpanman*, *Masked Rider* and *From TV Animation One Piece* series all did well.

Among them, the Anpan-man Train, which offered a clockwork train, the Kuttsukun-desu of character magnets, and other products proved strikingly popular. Sales, as a result, increased 3.7%, to total ¥15,772 million.

Model kits

The *Gundam* series, and particularly the *Gundam SEED*, were well received by a broad range of market segments and continued to sell well. The *Gundam Collection* series of exquisite reproductions in 45 mm miniatures and the Mascot Robot Hello digital hobby items, now in more color variations, were great favorites. As a result, sales leapt by 19.7%, to total ¥12,804 million.

Candy-toys

The accurately rendered *Mobile Suit Gundam* series figures in the newly launched *Gundam Mini Figure Selection* and *Gundam Tactics* candy-toy offerings were well received. In the *From TV Animation One Piece* series, the new Shin Kaizokuo Gummi and *One Piece World*, which had trading cards and figures of popular characters, were hits that drove up sales. Consequently, sales rose to ¥15,011 million, a 12.1% gain.

Clothing

This division developed a variety of outerwear, indoor wear, pajamas, and other clothing items, mainly featuring the *Power Rangers Ninja Storm*, *Soreike! Anpanman*, and *Masked Rider Ryuki* series. The *Shinobi Jacket*, a children's version of the jacket the leading members of the *Power Rangers* wore, was a notable hit. Sales consequently edged up to ¥12,878 million, a 1.8% gain over the previous fiscal year.

Other products

In the sundries for children category, the newly launched Bikkura Tamago series of egg-shaped bath salts with a figure of a popular character from Sanrio, Disney, or Soreike! Anpanman contributed to sales. In Mattel-related products, the *Doraemon* and *From TV Animation One Piece* versions joined the Uno card game series and sold well. As a result, sales totaled ¥10,602 million (10.0% lower than in the previous fiscal year).

(3) Issues to be addressed

The toy industry at large and Bandai in particular have many serious, long-term problems to address, including environmental issues concerning product materials and recycling, the shrinking child population as birth rates decline, increasingly diverse consumer preferences, and changes in the distribution environment.

Bandai is addressing environmental issues actively, with a socially responsible approach that includes use of materials that ensure consumers can enjoy our products with confidence. Recognizing the challenges posed by the secular decline in the number of children in Japan, we are actively taking steps to broaden the age groups in our customer base in Japan as well as expanding overseas operations. To meet more diverse consumer preferences and work effectively in a drastically changing distribution environment, we are pressing ahead with new product development and improvements in our distribution systems untrammeled by conventional practices. In addition, we are united in a coordinated and group-wide effort to implement the new three-year medium-term management plan effective from April of 2003, so as to achieve the higher sales growth by proactively undertaking the business development strategy centered on character items and the business expansion strategy through expansion of existing business while maintaining the continued profitability approach and promoting the business expansion.

We request our shareholders' continued support.

(4) Capital investment and financing activities

Bandai made capital investments of ¥4,147 million during the fiscal year. The most important investments were as follows:

Molds: ¥2,698 million

Development equipment: ¥181 million

The above expenditures were financed with funds on hand.

In financing activities during the fiscal year under review, we raised ¥25 billion by issuing debentures as follows, to fund the expansion of our operations.

Item	Date of issue	Issue value	Interest rate	Redemption date
4th unsecured debentures	March 28, 2003	¥10 billion	0.50% annually	March 28, 2006
5th unsecured debentures	March 28, 2003	¥5 billion	0.60% annually	March 28, 2007
6th unsecured debentures	March 28, 2003	¥10 billion	0.69% annually	March 28, 2008

(5) Trends in Operating Results and Assets

	51st Fiscal year	52nd Fiscal year	53rd Fiscal year	54th Fiscal year	55th Fiscal year
	March 1999	March 2000	March 2001	March 2002	March 2003
Net sales (million yen)	118,959	111,957	120,959	118,412	125,217
Net income (loss) (million yen)	(13,596)	4,073	6,364	4,303	5,710
Net income (loss) per share (yen)	(292.52)	85.57	130.10	87.99	114.96
Total assets (million yen)	156,208	166,899	144,365	130,018	153,916
Net assets (million yen)	69,904	91,072	97,375	87,788	91,342
Net assets per share (yen)	1,503.91	1,861.60	1,990.42	1,795.09	1,866.08

Notes:

1. Net income(loss) per share is calculated based on the average total number of shares outstanding during the fiscal year.
2. While Boys' Character Products sold well in the 51st fiscal year, losses were accrued due to restructuring subsidiaries, resulting in the sales and income figures shown above. The Company issued a total of ¥20 billion in unsecured debentures during the fiscal year, and thus its total assets increased.
3. Sales were generally strong in the 52nd fiscal year, notably in the Model Kits, Girls' Toys and Candy-Toys product areas, and management stressing revenues produced the sales and income figures shown above.
4. Sales were generally strong in the 53rd fiscal year, notably in the Boys' Character Toys and Games and Innovative Toys product areas, and management efforts to address efficiency and income produced the sales and income figures shown above. Total assets declined because the Company redeemed the dollar-denominated bonds with detachable warrants due to mature in 2000.
5. Sales for the 54th fiscal year were stagnant in the Vending Machine Products, Games and Innovative Toys, Girls' Toys, and Candy-Toys product areas, but management stressing revenues having taken root, the Company achieved the sales and income reported above.
6. Results for the 55th fiscal year were as described in Business and Operating Results, above.
7. From the 55th fiscal year, net income per share and net assets per share were calculated after deducting bonuses for officers.

2. Overview of the Company
(As of March 31, 2003)

(a) Principal Business Areas

Business Area	Content
Boys' Character Toys	Character toys, original character toys
Girls' Toys	Girls' toys, creative toys, stuffed animals
Games and Innovative Toys	Video game software, portable game machines, electronic toys, action games, board games, games in general, educational games
Vending Machine Products	Toys for sale from vending machines
Model kits	Plastic models
Candy-toys	Candy-toys
Clothing	Children's clothing and related items
Other products	Toiletries, Mattel-related products, robots

(b) Major sales offices and Factories

Head office:	5-4, Komagata 2-chome, Taito-ku, Tokyo
Branch office:	Osaka
Sales offices:	Nagoya, Fukuoka
Factories:	Tochigi, Shizuoka

(c) Shares

a. Number of shares authorized to be issued	180,000,000
b. Number of shares issued	48,925,882
c. Number of shareholders	4,554

Note: During the fiscal year under review, the number of shares issued increased by 4,000 due to the exercise of new share subscription rights as stock options.

(d) Major shareholders (ten largest)

	Shareholders' Investment in the Company		The Company's Investment in Major Shareholders	
	Number of shares	Percentage of voting rights (%)	Number of shares	Percentage of voting rights (%)
Japan Trustee Service Bank, Ltd.	6,709,200	13.73	0	0.00
The Master Trust Bank of Japan, Ltd.	4,500,700	9.21	0	0.00
Sanka Ltd.	2,554,000	5.23	0	0.00
Trust&Custody Services Bank, Ltd.	2,316,000	4.74	0	0.00
UBOC Netherlands	2,060,000	4.22	0	0.00
UFJ Bank Limited	1,528,768	3.13	0	0.00
UFJ Trust Bank Limited	1,425,176	2.92	0	0.00
Mitsui Asset Trust and Banking Company, Limited	1,351,600	2.77	0	0.00
Sumitomo Mitsui Banking Corporation	1,333,048	2.73	0	0.00
The Government of Singapore Investment Corporation P., Ltd.	1,263,250	2.59	0	0.00

Notes:

1. Of the above shares owned by major shareholders, the following numbers of shares are held in trust operations:

   Japan Trustee Service Bank, Ltd.: 6,709,200 shares
   The Master Trust Bank of Japan, Ltd.: 4,500,700 shares
   Trust&Custody Services Bank, Ltd.: 2,316,000 shares
   UFJ Trust Bank Limited: 1,007,900 shares
   Mitsui Asset Trust and Banking Company, Limited: 1,351,600 shares

2. The Company owns the following shares in UFJ Holdings Limited, the wholly owning parent of the UFJ Bank Limited and UFJ Trust Bank Limited and in Sumitomo Mitsui Financial Group, Inc., the wholly owning parent of Sumitomo Mitsui Banking Corporation:

	Shares owned (shares)	Percentage of voting rights
UFJ Holdings Limited	366	0.01%
Sumitomo Mitsui Financial Group, Inc.	373	0.01%

(e) Acquisition, disposal and retention of shares of treasury stock

1. Acquisition of shares
   Shares acquired from the purchase of shares constituting less than one unit
      Ordinary shares - 7,178 shares
      Total acquisition cost - ¥30.542 million
2. Shares disposed of
      None
3. Shares voided
      None
4. Number of shares held at the end of the fiscal year
      Ordinary shares - 24,206 shares

(4) Employees

Number of employees	Change from end of previous fiscal year	Average age	Average length of service
797	down 32	34.1 years	10.8 years

Note: The number of employees includes persons seconded to the Company but does not include persons seconded to other companies, contract workers, or temporary employees.

The Company has 28 consolidated subsidiaries, including the 14 listed above, and two affiliated companies subject to the equity method. One company, Palbox Co., Ltd., was newly added to the consolidated subsidiaries in the fiscal year under review, since its importance had increased, and two formerly consolidated subsidiaries were excluded from consolidated accounts: Unifive Co., Ltd., which was merged by Banpresto Co., Ltd., and B.G. Toys & Entertainment GmbH, which was liquidated.

Consolidated sales for the fiscal year under review were ¥244.949 billion, a 7.5% increase year over year. Consolidated net income was ¥12.667 billion, a 19.0% gain.

(6) Principal Lenders

None

(7) Directors and Auditors

Title	Name	Area of responsibility or principal profession
Honorary Chairman	Makoto Yamashina	
Chairman & CEO	Yukimasa Sugiura	
President & COO	Takeo Takasu	
Vice President	Sotonori Nakahara	Responsible for Group Production Projects
Senior Managing Director	Masaatsu Hayakawa	Responsible for Group Overseas Projects
Managing Director	Takashi Nakada	Responsible for Group Development Projects
Director	Shouji Yanada	Responsible for Group Administration Projects and New Head Office Construction
Director	Makoto Shibasaki	Responsible for Group Sales Projects and Alliances
Director	Kazunori Ueno	Responsible for Toys Business Projects
Director	Satoshi Higashi	Responsible for Group Media Relations, and Media Department General Manager
Director	Shin Unozawa	Video Game Department General Manager
Director	Mari Matsunaga	
Standing Corporate Auditor	Shinya Takagi	
Standing Corporate Auditor	Susumu Yamada	
Auditor	Kouji Yanase	Lawyer
Auditor	Tasuku Honjyo	Professor, Kokushikan University

Notes:

1. Mikio Ishigami and Shinya Takagi resigned as Director and Corporate Auditor, respectively, as of June 26, 2002.
2. Shin Unozawa and Mari Matsunaga were elected Directors and Shinya Takagi was elected Corporate Auditor as of June 26, 2002.
3. Mari Matsunaga is an external director as provided for in Article 188, paragraph 2, item 7-2 of the Commercial Code.
4. All of the auditors are external auditors as provided for in Article 18, paragraph 1 of the Law for Special Exceptions to the Commercial Code Concerning Audits of Joint Stock Companies, etc.

Note: In this report, all fractional sums in tables are rounded down.

BALANCE SHEET

(As of March 31, 2003)

	(million yen)
	Amount
ASSETS	
Current assets	
Cash and time deposits	¥49,614
Notes receivable-trade	1,924
Accounts receivable-trade	16,989
Marketable securities	2,003
Merchandise	1,171
Products	139
Raw materials	28
Work in progress	137
Supplies	24
Advance payments	1,311
Deposit	2,283
Prepaid expense	206
Short-term loans receivable	1,525
Accounts receivable – other	1,467
Deferred tax assets-current	1,981
Other current assets	3
Allowance for doubtful receivables	(107)
Total current assets	80,703
Fixed assets	
Tangible fixed assets	
Buildings	4,743
Structures	120
Machinery and equipment	171
Vehicles	9
Tools, furniture and fixtures	3,602
Land	12,402
Construction in progress	1,535
Total tangible fixed assets	22,584
Intangible fixed assets	
Software	1,013
Other intangible fixed assets	46
Total intangible fixed assets	1,059
Investments and other assets	
Investment in securities	3,547
Investment in affiliated companies' stocks	31,446
Investment in affiliated companies' bonds	10
Investment	82
Long-term loans to affiliated companies	1,200
Claims in bankruptcy, etc.	690
Long-term prepaid expenses	5
Deferred tax assets-non-current	4,423
Deferred tax assets revaluation	8,503
Other investments	823
Allowance for investment losses	(600)
Allowance for doubtful receivables	(565)
Total investments and other assets	49,568
Total fixed assets	73,212
Total assets	¥153,916

	(million yen)
	Amount
LIABILITIES	
Current liabilities	
Notes payable-trade	¥ 2,181
Accounts payable-trade	12,379
Current maturities of long-term debt	10,000
Accounts payable – other	6,263
Accrued income taxes	2,333
Accrued consumption tax	398
Accrued expenses	2,535
Deposits received	73
Unearned revenue	26
Other current liabilities	33
Total current liabilities	36,225
Fixed liabilities	
Bonds	25,000
Accrued retirement and severance benefits	128
Officers' retirement allowance reserve	535
Other fixed liabilities	684
Total fixed liabilities	26,348
Total liabilities	62,573
SHAREHOLDERS' EQUITY	
Common stock	23,633
Capital surplus	22,966
Capital reserve	22,966
Earning surplus	56,402
Retained earnings appropriated for legal reserves	1,645
Voluntary reserves	48,921
Reserve for deferred income tax on fixed assets	258
Other reserves	48,663
Unappropriated retained earnings at the end of the period	5,835
Difference in revaluation	(12,237)
Other valuation differences of securities	669
Treasury stock	(93)
Total shareholders' equity	91,342
Total liabilities and shareholders' equity	¥153,916

INCOME STATEMENT

(April 1, 2002 through March 31, 2003)

		(million yen)
		Amount
Net sales		¥125,217
Cost of sales		74,383
Gross profit		50,834
Selling, general and administrative expenses		39,668
Operating income		11,166
Non-operating income		1,617
Interest income	31	
Interest on securities	3	
Dividends received	799	
Rental income	600	
Miscellaneous income	183	
Non-operating expenses		817
Interest expenses	3	
Interest on bonds	321	
Bond issuing expense	140	
Loss on sale of securities	23	
Leased asset expenses	162	
Loss from fluctuation of foreign exchange rate	124	
Casualty losses	40	
Recurring income		11,966
Extraordinary income		200
Gain on sale of investments in securities	114	
Gain on sale of affiliated companies' stocks	45	
Received allowance for doubtful receivables	40	
Extraordinary losses		3,021
Loss on sale of fixed assets	246	
Loss on disposal of fixed assets	693	
Expense of special depreciation of fixed assets	505	
Loss on sale of affiliated companies' stocks	599	
Loss on write-down of investments in securities	514	
Loss on write-down of affiliated companies' stocks	450	
Loss on write-down of guarantee money deposited	12	
Net income before income taxes		9,144
Corporate income, inhabitant and enterprise taxes	3,720	
Tax adjustment	(285)	3,434
Net income		5,710
Balance brought forward		744
Reversal of the difference on land revaluation		114
Interim cash dividends		733
Unappropriated retained earnings		¥5,835

NOTES TO FINANCIAL REPORTS

All sums are shown in millions of yen, rounded down.

I. Summary of significant accounting policies

1. Valuation basis and method used for securities
   a. Debt securities expected to be held until maturity are stated at amortized cost (straight line method).
   b. Equities of subsidiaries and affiliated companies are stated at cost determined by the moving-average method.
   c. Other securities
   Securities with market value are carried at the market value on the balance sheet date, etc. (Unrealized gains and unrealized losses on these securities are all reported as a separate component of shareholders' equity, and the selling costs are accounted for using the moving average method.)
   Securities without market value are stated at cost based on the moving-average method.

2. Valuation basis and method used for inventories
   Inventories are stated at cost determined by the gross average method.

3. Depreciation method for fixed assets
   Tangible fixed assets are depreciated using the declining balance method. The useful lives of the main types of fixed assets are defined as follows:

Buildings:	3-50 years
Tools and fixtures:	2-20 years

   Intangible fixed assets are depreciated by the straight-line method. The useful lives of such assets are defined as follows:

Software used internally:	5 years

4. Deferred assets
   Bond issuing expenses: The full amount is booked as costs at the time of payment.

5. Translation of assets and liabilities in foreign currencies
   All asset and liability accounts in foreign currencies are translated into Japanese yen at the spot market exchange rate on the balance sheet date and translation adjustments are treated as an income or loss.

6. Accounting criteria for allowances
   a. Allowance for doubtful receivables: Allowance for doubtful receivables is provided in an amount sufficient to cover probable losses on collection. It consists of the

estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the rate of historical collection losses with respect to the remaining receivables.

b. Allowance for investment losses: Allowance for losses due to fall in the real value of investments in equities of affiliated companies and other investments not subject to writing down is provided based on the assessment of the financial position and performance of the affiliated companies and others in which the Company has invested.

c. Accrued retirement and severance benefits: The Company makes provisions for the necessary amount of reserve for employees' retirement and severance benefits deemed to accrue during the fiscal year, based on the Company's estimated payment obligation and the pension fund balance at year-end. Actuarial gain or loss is amortized, from the year following the year in which the gain or loss is recognized, by the straight-line method for a given number of years (10 years) within employees' average remaining years of service.

d. Officers' retirement allowance reserve: The Company uses its internal rules for calculating the amount that will be required at year-end for officers' retirement allowances. This reserve is as provided pursuant to Article 43 of Regulations for Implementation of the Commercial Code (Article 287-2 of the Commercial Code prior to revision).

7. Leases

Finance leases other than those which transfer ownership of the leased property to the lessee are accounted for in the same manner as for operating lease transactions.

8. Consumption tax and similar taxes

Based on net sales exclusive of tax.

9. Treasury stock and reversal from legal reserves

With the implementation on April 1, 2002, of the "Accounting Standard Regarding Treasury Stock and Reversal from Legal Reserves" (Corporate Accounting Standard No. 1), beginning in the fiscal year under review, the Company has adopted that standard. The change has no effect on the results for the 55th fiscal year.

10. Data per Share

With the application of "Accounting Standard Regarding Net Income Per Share" (Corporate Accounting Standard No. 2) and "Guideline for Application of the Accounting Standard Regarding Net Income Per Share" (Guidelines for Application of Corporate Accounting Standard No. 4) from the fiscal year beginning April 1, 2002, that standard and guideline are being applied from the current fiscal year. For the effects of that change in accounting standard, see the note on " Net income per share" in the notes to the non-consolidated income statement.

II. Notes to the non-consolidated balance sheet

1. Pursuant to Article 3, paragraph 2 of the Supplementary Regulations to the Ministerial Ordinance Amending Part of the Regulations for Implementation of the Commercial Code (Ministry of Justice Ordinance 7, February 28, 2003), the Company has applied the revised regulations promptly in drawing up its financial statements. In addition, with the application of Article 197, paragraph 1 of the Regulations for Implementation of the Commercial Code after their amendment, the Company's financial statements follow the terminology and format specified by those regulations for the income statement and balance sheet.

2. Monetary assets and liabilities with respect to affiliated companies

Short-term monetary claims on affiliated companies:	¥4,487 million
Long-term monetary claims on affiliated companies:	¥1,200 million
Short-term monetary obligations to affiliated companies:	¥2,657 million
Long-term monetary obligations to affiliated companies:	¥511 million

3. Accumulated depreciation of tangible fixed assets ¥22,091 million

4. Major leased assets: In addition to fixed assets stated in the balance sheet, the Company uses leased mold-making equipment, equipment for product development, and other equipment.

5. Assets pledged as collateral:
   Cash and deposits ¥80 million
   (Collateral for payment guarantees)

6. Liabilities for guarantees:
   The Company has committed loan guarantees to the following company:

Bandai Industrial Co., Ltd.	¥378 million
Total:	¥378 million

7. Net assets as specified under Article 124, item 3 of the Regulations for Implementation of the Commercial Code (Article 290, paragraph 1, item 6 of the Commercial Code prior to revision)
   ¥669 million

8. Revaluation of land: The Company revaluated its business-use land in accordance with the Law Concerning Revaluation of Land (March 31, 1998 Law No. 34) and recorded the land revalution difference under shareholders' equity.
   Method of revaluation: As specified in Article 2, item 4 of the Regulations for Implementation of the Law Concerning Revaluation of Land (March 31, 1998 Ordinance

No. 119), the value of land announced by the Director-General of the National Tax Administration Agency for the land value tax, specified in Article 16 of the Land Value Tax Law (May 2, 1991 Law No. 69), was used to calculate the value of the land, with reasonable adjustments to that valuation.
Date of revaluation: March 31, 2002
Difference between the market value at fiscal year end and the book value: ¥667 million loss.

III. Notes to the non-consolidated income statement

1. Transactions with affiliated companies

Sales	¥14,135 million
Purchases	¥14,060 million
Non-trade balances	¥1,454 million

2. Selling, general and administrative expenses

Freight	¥3,402 million
Advertising and general publicity expenses	¥12,605 million
Salaries and benefits	¥5,918 million
Increase in accrued retirement and severance benefits	¥346 million
Increase in officers' retirement allowance reserve	¥93 million
Depreciation expense	¥681 million
Research and development expenses	¥9,545 million
Commissions paid	¥1,455 million
Increase in allowance for doubtful receivables	¥213 million

3. Total research and development expenses (included in selling, general and administrative expenses) ¥9,545 million

4. Special depreciation of fixed assets
For buildings and structures the Company has decided to dismantle in three years from the fiscal year under review due to changes in its distribution measures, the special depreciation was recorded for the amount equivalent to the residual value at the time of dismantling and the balance would be depreciated normally until the time of dismantling.

5. Net income per share ¥114.96
From the 55th fiscal year, net income per share was calculated after deducting bonuses for officers; that change reduced net income per share by ¥1.80 compared to the figure as calculated before the change.

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	(Yen)
Unappropriated retained earnings at end of year	¥5,835,554,785
Reversal of reserve for deferred income tax on fixed assets	8,076,098
Total	5,843,630,883
To be appropriated as follows:	
Cash dividends	1,222,541,900
Ordinary cash dividend: ¥15 per share	
Special cash dividend: ¥10 per share	
Bonuses to officers	88,000,000
Bonuses to Directors: ¥82,000,000	
Bonuses to Corporate Auditors: ¥6,000,000	
General Reserve	3,700,000,000
Unappropriated retained earnings carried forward	833,088,983

Notes:

1. An interim dividend of ¥15 per share, totaling ¥733,563,735, was paid on December 11, 2002.
2. Reversal from the reserve for deferred income tax on fixed assets was based on the provisions of the Special Taxation Measures Law. In addition, the reversal of reserve for deferred income tax on fixed assets was recorded after an offset against the ¥4,236,422 effect of the change in tax rate after application of tax effect accounting accompanying the introduction of a local corporate tax partly based on the size of a company.

INDEPENDENT AUDITOR'S REPORT

May 19, 2003

The Board of Directors
Bandai Co., Ltd.:

Sanko & Co.
Keizo Higuchi (seal)
Certified Public Accountant
Representative and Engagement Partner

Yuzo Yamamoto (seal)
Certified Public Accountant
Representative and Engagement Partner

Shin Nihon & Co.
Shuji Otsu (seal)
Certified Public Accountant
Representative and Engagement Partner

Toshihiro Otsuka(seal)
Certified Public Accountant
Engagement Partner

We have audited the non-consolidated balance sheet, the non-consolidated income statement, the business report (limited to the portions related to accounting matters), the proposal for the appropriation of retained earnings and the schedules thereto (limited to the portion related to accounting matters) pertaining to the 55th fiscal year from April 1, 2002 to March 31, 2003, of Bandai Co., Ltd. (the "Company"), in accordance with the provisions of Article 2 of the Law for Special Exceptions to the Commercial Code of Japan Concerning Audits of Joint Stock Companies, etc. The portions of the business report and the schedules subjected to our audit were those derived from the accounting books and records of the Company. These financial statements and schedules are the responsibility of the Company's management. Our responsibility as auditors is to express an opinion on those financial statements and schedules from an independent position.

Our audit was made in accordance with auditing standards generally accepted in Japan. We planned and performed the audit to obtain reasonable assurance about whether the financial statements and schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedules, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial presentation. Our audit also included auditing procedures that we deemed necessary pertaining to subsidiaries.

As a consequence of our audit, we are of the opinion that:
(1) The non-consolidated balance sheet and the non-consolidated income statement of the

Company present fairly the non-consolidated financial position of the Company and the non-consolidated results of its operations for the fiscal year then ended in compliance with the provisions of applicable laws, regulations and the Articles of Incorporation of the Company.

(2) The business report of the Company (limited to the portions related to accounting matters) presents fairly its status in compliance with the provisions of applicable laws, regulations, and the Articles of Incorporation of the Company.

(3) The proposal for the appropriation of retained earnings is presented in compliance with the provisions of applicable laws, regulations and the Articles of Incorporation of the Company.

(4) There are no items that must be noted under the provisions of the Commercial Code of Japan with respect to the schedules (limited to the portions related to accounting matters).

No conflicts of interest, as defined by the provisions of the Certified Public Accountants Law, exist between the Company and our firm or engagement partners.

REPORT OF THE BOARD OF CORPORATE AUDITORS

We, the Board of Corporate Auditors, have received reports from each of the corporate auditors on the conduct of business activities by the Directors of the Company during the 55th fiscal year, which extended from April 1, 2002 to March 31, 2003, and on the methods and results of the audit covering such fiscal year. After meeting and discussing these matters, we report as follows:

1. Outline of Auditing Procedures by the Corporate Auditors

As per the audit policies and division of labor set by the Board of Corporate Auditors, each Corporate Auditor has attended the meetings of the Board of Directors and other important meetings, obtained business reports from Directors and their staffs, reviewed significant documents and resolutions, and investigated the operations and financial standing of the Company's head office and other principal offices. We attended the important joint meetings with the Company's principal subsidiaries and whenever necessary visited the principal subsidiaries and receive explanations of their operations and financial conditions. In addition, we received reports and explanations from the independent auditors of the Company as needed and reviewed the financial statements and schedules.

In addition to the above-mentioned auditing procedures, with respect to such matters as the engagement of a Director from a competing business, the conduct of transactions causing a conflict of interest between a Director and the Company, the provision of benefits by the Company without consideration, the conduct of irregular transactions with subsidiaries or shareholders of the Company, and acquisitions and disposal of shares of treasury stock by the Company, we employed such methods as requiring reports from Directors and employees and made detailed inspections of such matters whenever necessary.

2. Conclusions of the Audit

(1) We affirm that the methods and the conclusions of the audit by Sanko & Co. and Shin Nihon & Co., the independent auditors of the Company, are proper.

(2) We affirm that the business report fairly presents the situation of the Company in compliance with the provisions of applicable laws, regulations and the Articles of Incorporation.

(3) With respect to the proposal for the appropriation of retained earnings, we affirm that there are no items that must be mentioned in light of the financial condition of the Company or any other circumstances.

(4) We affirm that the schedules fairly present the items to be disclosed and that there are no other items that must be mentioned in respect thereof.

(5) We affirm that with regard to Directors' execution of their duties, including those relating to the subsidiaries, no dishonest act or material fact of violation of applicable laws, regulations or the Articles of Incorporation exists.

We also affirm that the Directors have made no violations related to such matters as their engagement in a competing business, the conduct of transactions causing a conflict of interest with the Company, the provision of benefits by the Company without consideration, the conduct of irregular transactions with subsidiaries or shareholders of the Company, and acquisitions or disposals of shares of treasury stock by the Company.

May 23, 2003

Board of Corporate Auditors
Bandai Co., Ltd.

Standing Corporate Auditor	Shinya Takagi	(Seal)
Standing Corporate Auditor	Susumu Yamada	(Seal)
Auditor	Kouji Yanase	(Seal)
Auditor	Tasuku Honjyo	(Seal)

Note: All the Corporate Auditors are external auditors as provided for in Article 18, paragraph 1 of the Law for Special Exceptions to the Commercial Code Concerning Audits of Joint Stock Companies, etc.

REFERENCE MATERIALS CONCERNING EXERCISE OF VOTING RIGHTS

1. Total number of voting rights held by all the shareholders: 488,518

2. Proposals and related items

Item 1: Acceptance of the Proposed Appropriation of Retained Earnings for the 55th Fiscal Year

Details of this proposal appear on page 21 of the appended materials.
The proposal includes appropriation to internal reserves, to improve the Company's financial position and give it resources for further growth.
The proposed year-end dividend for the current fiscal year is ¥25 per share, including a ¥15 ordinary dividend per share and a ¥10 special dividend per share accompanying the successful completion of the medium-term management plan.
An interim dividend of ¥15 per share has already been paid. Thus, the total dividend for the fiscal year is ¥40 per share.

Item 2: Changes of Articles of Incorporation

Details of the proposed changes in the Company's Articles of Incorporation are detailed below.

1. Reason for changes: these changes reflect changes in the Commercial Code

(1) The Law on the Partial Revision to the Commercial Code (2001 Law No. 128) went into effect on April 1, 2002; accompanying its recognition of digitalization of corporate documents, we propose changing the pertinent parts of current Articles 10 (Record Date), 17 (Minutes), 24 (Minutes of Meetings of the Board of Directors), 31 (Minutes of Meetings of the Board of Corporate Auditors), 34 (Dividends), and 35 (Interim Dividends) of the Articles of Incorporation.

(2) The Law on the Partial Revision to the Commercial Code (2002 Law No. 44) went into effect on April 1, 2003. In accordance with that revision, which creates a system for voiding share certificates and eases the requirements for a quorum for voting on special resolutions at a general meeting of shareholders, we propose changing the pertinent parts of current Article 8 (Share Handling Regulations) and Article 9 (Transfer Agent) and adding a Paragraph 2 to Article 15 (Method of Adopting Resolutions.)

2. The particulars of the proposed amendment:

The particulars of the proposed amendment are as follows:

(Underline shows the amendment.)

Before amendment	As amended
Chapter II. Shares	**Chapter II. Shares**
(Share Handling Regulations) Article 8. The denominations of share certificates to be issued by the Company, registration of transfers of shares, registration of pledges on shares, indication of trust property on share certificates, delivery of share certificates, purchase of shares constituting less than one unit and procedures for application relating to shares and the fees therefor shall be governed by the Share Handling Regulations of the Company established by the Board of Directors.	(Share Handling Regulations) Article 8. The denominations of share certificates to be issued by the Company, registration of transfers of shares, registration of pledges on shares, indication of trust property on share certificates, delivery of share certificates, <u>registration of loss of share certificates</u>, purchase of shares constituting less than one unit and procedures for application relating to shares and the fees therefor shall be governed by the Share Handling Regulations of the Company established by the Board of Directors.
(Transfer agent) Article 9. The Company shall have a transfer agent in respect of its shares. 2. The transfer agent and its place of business shall be decided by a resolution of the Board of Directors and public notice thereof shall be given.	(Transfer agent) Article 9. (same as existing) 2. (same as existing)

Before amendment	As amended
3. The Shareholders' Register and the Beneficial Shareholders' Register of the Company shall be kept at the place of business of the transfer agent, and the Company shall not handle, but shall have the transfer agent handle, the registration of transfers of shares, the delivery of share certificates, the purchase of shares constituting less than one unit and other businesses relating to its shares.	3. The Shareholders' Register, the Beneficial Shareholders' Register and Register of Loss of Share Certificates of the Company shall be kept at the place of business of the transfer agent, and the Company shall not handle, but shall have the transfer agent handle, the registration of transfers of shares, the delivery of share certificates, the registration of loss of share certificates, the purchase of shares constituting less than one unit and other businesses relating to its shares.
(Record date) Article 10. The Company shall treat the shareholders (including beneficial shareholders; the same shall apply hereinafter) entered in the final Shareholders' Register and the final Beneficial Shareholders' Register as of the settlement of accounts of each fiscal year as shareholders entitled to exercise their rights at the ordinary general meeting of shareholders relating to such settlement of accounts. 2. In addition to the preceding paragraph, if necessary, the Company shall treat the shareholders or registered pledgees entered in the final Shareholders' Register and the final Beneficial Shareholders' Register as of a specified date as shareholders or registered pledgees entitled to exercise their rights, by giving advance public notice in accordance with a resolution of the Board of Directors.	(Record date) Article 10. The Company shall treat the shareholders (including beneficial shareholders; the same shall apply hereinafter) entered or recorded in the final Shareholders' Register and the final Beneficial Shareholders' Register as of the settlement of accounts of each fiscal year as shareholders entitled to exercise their rights at the ordinary general meeting of shareholders relating to such settlement of accounts. 2. In addition to the preceding paragraph, if necessary, the Company shall treat the shareholders or registered pledgees entered or recorded in the final Shareholders' Register and the final Beneficial Shareholders' Register as of a specified date as shareholders or registered pledgees entitled to exercise their rights, by giving advance public notice in accordance with a resolution of the Board of Directors.

Before amendment	As amended
Chapter III. General Meeting of Shareholders	**Chapter III. General Meeting of Shareholders**
(Method of adopting resolutions) Article 14. Unless otherwise provided for by the laws or ordinances or these Articles of Incorporation, resolutions of general meetings of shareholders shall be adopted by a majority of the voting rights of the shareholders present thereat. (to be newly established)	(Method of adopting resolutions) Article 15. (same as existing) 2. Resolutions as provided for in Article 343 of the Commercial Code shall be adopted at a general meeting of shareholders at which shareholders holding one-third or more of the number of voting right of all the shareholders shall be present, by two-thirds or more of the voting rights of the shareholders so present.
(Minutes) Article 17. The substance of the proceedings at a general meeting of shareholders and the results thereof shall be entered in the minutes, and the original of such minutes shall, after the chairman and the Directors present at the meeting have affixed their names and seals thereto, be kept for ten years at the principal office of the Company, and certified copies thereof shall be kept for five years at the branch offices of the Company.	(Minutes) Article 17. The substance of the proceedings at a general meeting of shareholders and the results thereof shall be entered or recorded in the minutes, and the original of such minutes shall, after the chairman and the Directors present at the meeting have affixed their names and seals or their electronic signatures thereto, be kept for ten years at the principal office of the Company, and certified copies thereof shall be kept for five years at the branch offices of the Company.
Chapter IV. Directors and Board of Directors	**Chapter IV. Directors and Board of Directors**
(Minutes of meetings of the Board of Directors) Article 24. The substance of the	(Minutes of meetings of the Board of Directors) Article 24. The substance of the

Before amendment	As amended
proceedings at a meeting of the Board of Directors and the results thereof shall be entered in the minutes, and the original of such minutes shall, after the chairman, the Directors and the Corporate Auditors present at the meeting have affixed their names and seals thereto, be kept for ten years at the principal office of the Company.	proceedings at a meeting of the Board of Directors and the results thereof shall be entered or recorded in the minutes, and the original of such minutes shall, after the chairman, the Directors and the Corporate Auditors present at the meeting have affixed their names and seals or their electronic signatures thereto, be kept for ten years at the principal office of the Company.
Chapter V. Corporate Auditors and Board of Corporate Auditors	**Chapter V. Corporate Auditors and Board of Corporate Auditors**
(Minutes of meetings of the Board of Corporate Auditors) Article 31. The substance of the proceedings at a meeting of the Board of Corporate Auditors and the results thereof shall be entered in the minutes, and the original of such minutes shall, after the Corporate Auditors present at the meeting have affixed their names and seals thereto, be kept for ten years at the principal office of the Company.	(Minutes of meetings of the Board of Corporate Auditors) Article 31. The substance of the proceedings at a meeting of the Board of Corporate Auditors and the results thereof shall be entered or recorded in the minutes, and the original of such minutes shall, after the Corporate Auditors present at the meeting have affixed their names and seals or their electronic signatures thereto, be kept for ten years at the principal office of the Company.
Chapter VI. Accounts	**Chapter VI. Accounts**
(Dividends) Article 34. Dividends of the Company shall be paid to the shareholders or registered pledgees entered in the final Shareholders' Register and the final Beneficial Shareholders' Register as of March 31 of each year.	(Dividends) Article 34. Dividends of the Company shall be paid to the shareholders or registered pledgees entered or recorded in the final Shareholders' Register and the final Beneficial Shareholders' Register as of March 31 of each year.
(Interim dividends) Article 35. The Company may, by a resolution of the Board of Directors, pay	(Interim dividends) Article 35. The Company may, by a resolution of the Board of Directors, pay

		Jun. 1999: Retired as Director of Bandai Co., Ltd. May2003: Standing Advisor to Bandai Co., Ltd. (current position)	
3	Masaatsu Hayakawa (Mar. 21, 1943)	Apr.1966: Entered Bandai Co., Ltd. Jun. 1992: Director and General Manager, Accounting Department Mar.1994: President and Representative Director , Banalex Corp. Jun. 1994: Retired as Director of Bandai Co., Ltd. Oct. 1998: Standing Corporate Auditor, Bandai Co., Ltd. Jun. 1999: Managing Director Apr.2002: Senior Managing Director Apr.2003: Senior Managing Director responsible for Group Information Project Officer (current position)	13,100
4	Kazunori Ueno (Sep. 16, 1953)	Apr.1977: Entered Bandai Co., Ltd. Apr.1991: General Manager, Vending Machine / Candy Business Department Jun. 1999: Corporate Executive Officer, Assistant General Manager, Lifestyles Division, and General Manager, Business Strategies Office, Lifestyles Division Apr.2001: Corporate Executive Officer, General Manager, Character Toys Division Jun. 2001: Director responsible for Toys Business Project and General Manager, Character Toys Division Apr.2003: Managing Director, Toy Hobby Company President, and Gundam Manager (current position)	600
5	Satoshi Higashi (Nov. 6, 1957)	Apr.1980: Entered Bandai Co., Ltd. Apr.1998: General Manager, PR Department Jun. 1999: Corporate Executive Officer and General Manager, President's Office Apr.2001: Corporate Executive Officer and General Manager, Media Department Jun. 2001: Director responsible for Group Media Relations, and General Manager, Media Department Apr.2003: Director responsible for Group Media Relations (current position)	1,100
6	Shin Unozawa (Sep. 27, 1957)	Apr.1981: Entered Bandai Co., Ltd. Oct. 1992: Director, Bandai Visual Co., Ltd. Apr.1995: General Manager, PIPPIN Project, Development Division, Bandai Co., Ltd. Jan. 1996: Director, Bandai Digital Entertainment Corporation Jan. 1998: General Manager, Digital Engine Project Department, Bandai Co., Ltd.	1,000

		Apr.2001: Corporate Executive Officer and General Manager, Video Game Business Division Jun. 2002: Director and General Manager, Video Game Business Division Apr.2003: Director, President, Game Software Company, responsible for Group IT Business Policy, General Manager, Video Game Business Division (current position)	
7	Junji Senda (Dec. 21, 1949)	Apr.1972: Entered Bandai Co., Ltd. Apr.1989: General Manager, Boy's Character Toys Department Apr.2000: Corporate Executive Officer and General Manager, Candy Business Division Apr.2003: Corporate Executive Officer responsible for Group Development Policy, General Manager, New Businesses Office (current position)	2,000
8	Masaaki Tsuji (Aug. 23, 1953)	Oct.1984: Entered Bandai Co., Ltd. Nov.1993: President and Representative Director, Bandai U.K. Ltd. Jan. 1998: President and Representative Director, Bandai America Inc. Apr.2003: Corporate Executive Officer responsible for Overseas Projects, Bandai Co., Ltd., and President and Representative Director, Bandai America Inc. (current position)	0
9	Takeichi Hongo (Jan. 11, 1955)	Apr.1978: Entered Bandai Co., Ltd. Apr.1998: General Manager, First Operating Department, Toy Division Apr.2002: Corporate Executive Officer and General Manager, Character Toys Business Division Apr.2003: Corporate Executive Officer responsible for Group Manufacturing Project, and General Manager, Character Toys Business Division (current position)	0
10	Mitsuaki Taguchi (Jun.16, 1958)	Apr.1982: Entered Bandai Co., Ltd. Apr.1999: General Manager, Vendor Business Department, Lifestyles Division Apr.2000: Corporate Executive Officer and General Manager, Vendor Business Department Apr.2002: Corporate Executive Officer, Lifestyle Company President, and General Manager, Lifestyles Division (current position)	0
11	Koichi Honda (Jan. 16, 1960)	Apr.1982: Entered Bandai Co., Ltd. Apr.1999: General Manager, Home Products Business Department, Lifestyles Division Apr.2003: Corporate Executive Officer responsible for	1,500

		Group Accounting Project and New Head Office Building Construction, and General Manager, Personnel Strategy (current position)	
12	Makoto Yamashina (Feb. 24, 1945)	Apr.1969: Entered Bandai Co., Ltd. Feb.1973: Director Dec 1974: Managing Director Dec.1976: Director and Vice President May1980: President and Representative Director Jun. 1997: Director and Chairman Jun. 1999: Director and Honorary Chairman (current position)	2,300
13	Mari Matsunaga (Nov. 13, 1954)	Apr.1977: Entered Japan Recruit Center (now Recruit Inc.) Jul. 1986: Editor in chief, its *Jobs Journal* Jul. 1988: Editor in chief, *Torabayu* Jul. 1997: Entered NTT DoCoMo as General Manager of Planning, Gateway Business Division Apr.2000: Opened Mari Matsunaga Office Jun. 2002: Director, Bandai Co., Ltd. (current position)	0

Notes:

1. There are no special conflicts of interest between any of the candidates and the Company.
2. Mari Matsunaga is an external director as provided for in Article 188, paragraph 2, item 7-2 of the Commercial Code.

Item 5. Election of 2 Corporate Auditors

The terms of office of Corporate Auditors Susumu Yamada and Kouji Yanase will come to an end at this General Meeting of Shareholders. Therefore, we would like to elect 2 Corporate Auditors.

The Board of Corporate Auditors have approved this proposal.

Candidates for Corporate Auditors

	Name (Date of birth)	Resume and representation of other companies	Shares owned
1	Susumu Yamada (Aug. 17, 1943)	Apr.1968: Entered Peet Marwick Mitchell Accountants Jan. 1971: Senior Accountant, NY Office of Okazaki Nakata Accountants Jul. 1975: General Manager, Finance Department, Hilti Japan Sep.1988: Opened Susumu Yamada Accounting Office Nov.1998: Opened Susumu Yamada Accountant and Tax Accountant Office Jun. 1999: Standing Corporate Auditor, Bandai Co., Ltd. (current position)	700

2	Kouji Yanase (Oct. 17, 1942)	Apr. 1969: Registered with the Bar Association Jul. 1984: Opened Yanase Law Office Jun. 1997: Corporate Auditor, Bandai Co., Ltd. (current position) Sep. 2002: Opened Marunouchi Chuo Law Office (current position)	4,501

Notes:

1. There are no special conflicts of interest between any of the candidates and the Company.
2. Both Susumu Yamada and Kouji Yanase are external auditors as provided for in Article 18, paragraph 1 of the Law for Special Exceptions to the Commercial Code Concerning Audits of Joint Stock Companies, etc.

Item 6. Election of an Independent Auditor

The Company's independent auditor, Shin Nihon & Co., which conducts audits jointly with Sanko & Co., is retiring upon completion of its term at the end of this General Meeting of Shareholders. Thus, we would like to elect a new independent auditor.

The Board of Corporate Auditors have approved this proposal.

Candidate for independent auditor:

1. Name	AZSA & Co.
2. Offices	Main office: Hibiya Kokusai Building, 2-3, Uchisaiwai-cho 2-chome, Chiyoda-ku, Tokyo
3. History	Founded on February 26, 2003
4. Overview (as of founding)	Capitalization: ¥45,000,000 Members Partners: 5 CPAs (4 of whom are representative partners) Staff members: 13 CPAs Other staff: 28 Total: 46
5. International operations:	Affiliated with KPMG as a member firm

Item 7. Retirement Allowances for Retiring Directors

We would like to present a retirement bonus, according to the Company's set criteria, to Directors Yukimasa Sugiura, Sotonori Nakahara, Makoto Shibasaki, Takashi Nakada, and Shouji Yanada who will retire as Directors at the completion of their terms at the close of this General Meeting of Shareholders, in recognition of their many labors for the Company during their periods of service. We would like to propose that the details, including the specific amount, timing of payment, and method of payment be discussed and determined by the Board of Directors for the retiring Directors.

Brief resumes for the retiring Directors are shown below:

Name	Resume	
Yukimasa Sugiura	Jun. 1999	Chairman and Representative Director (current position)
Sotonori Nakahara	Jun. 1999	Director
	Jun. 2001	Director and Vice President (current position)
Makoto Shibasaki	Jun. 2000	Director (current position)
Takashi Nakada	Jun. 1995	Director
	Jun. 2001	Managing Director
	Apr. 2003	Director (current position)
Shouji Yanada	Jun. 1999	Director (current position)

For Your Reference

CONSOLIDATED BUSINESS REPORT

1. Review of Operations

The year ended March 31, 2003 was the final year of the Bandai Group three-year management plan, in which "select and focus" were our watchwords. Based on that plan, the Group has worked as one to implement management that stresses efficiency. Our game software and toy operations performed well, and not only domestic but also overseas Group member companies contributed to sales and income. In addition, Bandai Channel Co., Ltd., which develops content for broadband communication, began full-scale operations as part of the Group effort to create new markets.

As a result, consolidated sales for the fiscal year under review reached ¥244,949 million (a 7.5% increase year over year). Domestic operations accounted for ¥198,985 million in sales (up 6.3%), while overseas operations contributed ¥45,964 million in sales, a 13.0% leap up from the previous year.

New records were set for operating income, which rose by 24.6% to reach ¥25,868 million, and for recurring income, which rose 20.2% to total ¥26,435 million. The ratio of operating income to sales also rose by 1.5%, to 10.6%. Thus, the Group increased sales, income, and profitability.

Net income, at ¥12,667 million, rose 19.0% over the previous year.

During the year under review, the issuance of ¥25,000 million unsecured debentures, to provide funds for the expansion of business operations, also resulted in a rise in total assets.

(1) Segment information

(million yen)

	Sales			Operating Income		
	FY2002	FY2001	Change	FY2002	FY2001	Change
Toys and amusement business	210,552	193,774	+8.7%	21,798	16,946	28.6%
Media business	29,870	28,574	+4.5%	4,703	4,756	-1.1%
Other businesses	12,871	12,820	+0.4%	626	157	+297.7%
Eliminations	(8,344)	(7,239)	-	(1,260)	(1,095)	-
Total	244,949	227,930	+7.5%	25,868	20,764	+24.6%

(2) Geographical area

(million yen)

	Sales			Operating Income		
	FY2002	FY2001	Change	FY2002	FY2001	Change
Japan	203,557	190,831	+6.7%	20,374	16,672	+22.2%
America	28,548	28,341	+0.7%	3,777	2,193	+72.3%
Europe	15,304	12,084	+26.6%	2,554	1,949	+31.0%
Asia	24,143	20,008	+20.7%	572	708	-19.2%
Eliminations	(26,603)	(23,336)	-	(1,410)	(758)	-
Total	244,949	227,930	+7.5%	25,868	20,764	+24.6%

2. Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
(As of March 31, 2003)

	Million yen
	Amount
ASSETS	
Current assets	
Cash and time deposits	¥ 81,594
Notes & accounts receivable-trade	45,670
Marketable securities	4,946
Inventories	8,115
Advance payments	7,791
Short-term loans	386
Deferred tax assets-current	5,085
Other current assets	5,883
Allowance for doubtful receivables	(691)
Total current assets	158,781
Fixed assets:	
Tangible fixed assets	
Buildings and structures	11,003
Machinery and equipment	613
Tools and instruments	7,206
Land	16,598
Construction in progress	1,762
Total tangible fixed assets	37,184
Intangible fixed assets	
Consolidated adjustments	35
Other intangible fixed assets	2,541
Total intangible fixed assets	2,577
Investments and other assets	
Investment in securities	10,861
Long-term loans	661
Deferred tax assets-non-current	4,369
Deferred tax assets, land revaluation	8,398
Other assets	3,970
Allowance for doubtful receivables	(1,121)
Total investments and other assets	27,139
Total fixed assets	66,901
Total assets	¥225,683

CONSOLIDATED BALANCE SHEET
(As of March 31, 2003)

	Million yen
	Amount
LIABILITIES	
Current liabilities	
Notes and accounts payable-trade	¥27,057
Short-term bank loans	1,480
Current maturities of long-term debt	10,000
Account payable other	17,231
Accrued income taxes	5,006
Other current liabilities	6,440
Total current liabilities	67,215
Fixed liabilities	
Bonds	25,200
Long-term debt	69
Accrued retirement and severance benefits	549
Officer's retirement allowance reserve	1,395
Other fixed liabilities	570
Total fixed liabilities	27,785
Total liabilities	95,000
MINORITY INTERESTS	
Minority interests	14,566
SHAREHOLDERS' EQUITY	
Capital stock	23,633
Capital surplus	22,966
Earned surplus	79,734
Difference on land revaluation	(12,085)
Other valuation differences of securities	927
Foreign currency translation adjustment	1,090
Treasury stock	(151)
Total shareholders' equity	116,116
Total liabilities, minority interests and shareholders' equity	¥225,683

CONSOLIDATED STATEMENT OF INCOME

(April 1, 2002 through March 31, 2003)

		Million yen
		Amount
Net sales		¥244,949
Cost of sales		138,149
Gross profit		106,800
Selling, general and administrative expenses		80,932
Operating income		25,868
Non-operating income		1,595
Interest income	439	
Rent income	329	
Investment income applied by the equity method	345	
Other	480	
Non-operating expenses		1,028
Interest expenses	378	
Bond issuing expense	140	
Foreign exchange loss	347	
Other non-operating expenses	161	
Recurring income		26,435
Extraordinary income		551
Gain on sale of fixed assets	132	
Gain on sale of investment securities	266	
Reserved allowance for doubtful receivables	152	
Extraordinary loss		3,077
Loss on sale of fixed assets	314	
Loss on disposal of fixed assets	1,139	
Loss on valuation of fixed assets	247	
Expense of special depreciation of fixed assets	586	
Loss on sale of investments in securities	2	
Loss on write-down of investments in securities	620	
Loss on write-down of investments in shares of affiliated companies	153	
Loss on write-down of guarantee money deposited	14	
Net income before income taxes		23,908
Corporate income, inhabitant and enterprise taxes	9,439	
Tax adjustment	448	9,888
Minority interests		1,353
Net income		¥12,667

CONSOLIDATED STATEMENT OF RETAINED EARNINGS
(April 1, 2002 through March 31, 2003)

		Million yen
		Amount
(Capital surplus)		
Capital surplus at the beginning of the period		¥22,959
Increase in capital surplus		
Increase in retained earnings by exercise of rights to subscribe for new shares	7	7
Capital surplus at the end of the period		22,966
(Earned surplus)		
Earned surplus at the beginning of the period		68,584
Increase in earned surplus		
Net income	12,667	
Reversal of the difference on land revaluation	114	12,781
Decrease in earned surplus		
Cash dividend	1,467	
Bonus to officers	164	1,631
Earned surplus at the end of the period		¥79,734

FILE NO. 82-3919

(Translation)

June 25, 2003

To the Shareholders:

Notice of the Resolutions of
the 55th Ordinary General Meeting of Shareholders

Dear Shareholders:

Please take notice that at the 55th Ordinary General Meeting of Shareholders of the Company held today, report was made and resolutions were adopted as described below.

Yours very truly,

Takeo Takasu,
President and Representative Director

Bandai Co., Ltd.
5-4, Komagata 2-chome, Taito-ku, Tokyo

<u>Description</u>

Matters for reporting:

Report on the Balance Sheet as of March 31, 2003, and the Business Report and Statement of Income for the 55th fiscal year (from April 1, 2002 to March 31, 2003).

The particulars of the above financial documents were reported to the meeting.

Matters resolved:

Item 1: Acceptance of proposed Appropriation of Retained Earnings for the 55th fiscal year.

The proposition was approved and adopted as proposed. The dividend for the fiscal year was determined as ¥25 per share (an ordinary dividend of ¥15 per share, plus a special dividend ¥10 per share).

Item 2: Change of Articles of Incorporation.

The proposition for (1) changes pursuant to (i) the enforcement of the "Law on the Partial Revision to the Commercial Code" (2001 Law No. 128) for its recognition of digitalization of corporate documents and (ii) the enforcement of the "Law on the Partial Revision to the Commercial Code" (2002 Law No. 44) creating a system for voiding share certificates and easing the requirements for a quorum for voting on special resolutions at a general meeting of shareholders was approved and adopted as proposed.

The particulars of the changes are described in the attached document.

Item 3: Share Buybacks

The proposition was approved and adopted as proposed that the Company purchase its shares of common stock, not exceeding 2,500,000 shares, for the aggregate acquisition prices not exceeding 12,000 million yen during the period starting from the close of this Ordinary General Meeting of Shareholders to the close of the next Ordinary General Meeting of Shareholders.

Item 4: Election of 13 Directors.

The proposition was approved and adopted as proposed. Messrs. Takeo Takasu, Ryohei Tsunoda, Masaatsu Hayakawa, Kazunori Ueno, Satoshi Higashi, Shin Unosawa, Junji Senda, Masaaki Tsuji, Takeichi Hongo, Mitsuaki Taguchi, Koichi Honda, Makoto Yamashina and Ms. Mari Matsunaga were elected as Directors and assumed office.

Ms. Mari Matsunaga is an external director according to Article 188, paragraph 2, item 7-2 of the Commercial Code of Japan.

Item 5: Election of 2 Corporate Auditors.

The proposition was approved and adopted as proposed. Messrs. Susumu Yamada and Kouji Yanase, 2 in all, were elected as Statutory Auditors and assumed office.

Both of them are outside auditors according to Article 18, paragraph 1 of the "Law regarding special exceptions to the Commercial Code concerning the corporate audit, etc."

Item 6: Election of an Independent Auditor

The proposition was approved and adopted as proposed. Azsa & Co. was elected and assumed office.

Item 7: Retirement Allowances for retiring Directors

The proposition was approved and adopted as proposed. The retirement gratuity was granted to Messrs. Yukimasa Sugiura, Sotonori Nakahara, Makoto Shibasaki, Takashi Nakada and Shouji Yanada, who retired as Directors, in appreciation of the distinguished services rendered by them while in office, within the extent of a reasonable amount in accordance with the established standards of the Company and the determination of the actual amount, the time and method of presentation, etc. was left to the Board of Directors.

At the meeting of the Board of Directors held after the close of the Ordinary General Meeting of Shareholders, the following Representative Directors and Directors with specific titiles were appointed and assumed office:

President and Representative Director:	Takeo Takasu
Vice President and Representative Director:	Ryohei Tsunoda
Senior Managing Director:	Masaatsu Hayakawa
Managing Director:	Kazunori Ueno

It is to be added that, on this date, Messrs. Shinya Takagi and Susumu Yamada were appointed as Standing Corporate Auditors from among the Corporate Auditors and assumed office.

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(Attached document)

The particulars of the changes in the Articles of Incorporation in Proposition No. 2 are as follows:

(Underline shows the amendment)

Before amendment	As amended
Chapter II. Shares	**Chapter II. Shares**
(Share Handling Regulations) Article 8. The denominations of share certificates to be issued by the Company, registration of transfers of shares, registration of pledges on shares, indication of trust property on share certificates, delivery of share certificates, purchase of shares constituting less than one unit and procedures for application relating to shares and the fees therefor shall be governed by the Share Handling Regulations of the Company established by the Board of Directors.	(Share Handling Regulations) Article 8. The denominations of share certificates to be issued by the Company, registration of transfers of shares, registration of pledges on shares, indication of trust property on share certificates, delivery of share certificates, registration of loss of share certificates, purchase of shares constituting less than one unit and procedures for application relating to shares and the fees therefor shall be governed by the Share Handling Regulations of the Company established by the Board of Directors.
(Transfer agent) Article 9. The Company shall have a transfer agent in respect of its shares. 2. The transfer agent and its place of business shall be decided by a resolution of the Board of Directors and public notice thereof shall be given. 3. The Shareholders' Register and the Beneficial Shareholders' Register of the Company shall be kept at the place of business of the transfer agent, and the Company shall not handle, but shall have the transfer agent handle, the registration of transfers of shares, the delivery of share certificates, the purchase of shares constituting less than one unit and other businesses relating to its shares.	(Transfer agent) Article 9. (same as existing) 2. (same as existing) 3. The Shareholders' Register, the Beneficial Shareholders' Register and Register of Loss of Share Certificates of the Company shall be kept at the place of business of the transfer agent, and the Company shall not handle, but shall have the transfer agent handle, the registration of transfers of shares, the delivery of share certificates, the registration of loss of share certificates, the purchase of shares constituting less than one unit and other businesses relating to its shares.
(Record date) Article 10. The Company shall treat the shareholders (including beneficial shareholders; the same shall apply hereinafter) entered in the final Shareholders' Register and the final Beneficial Shareholders' Register as of the settlement of accounts of each fiscal year as shareholders entitled to exercise their rights at the ordinary general meeting of shareholders relating to such settlement of accounts. 2. In addition to the preceding paragraph, if necessary, the Company shall treat the shareholders or registered pledgees entered in the final Shareholders' Register and the final Beneficial Shareholders' Register as of a specified date as shareholders or	(Record date) Article 10. The Company shall treat the shareholders (including beneficial shareholders; the same shall apply hereinafter) entered or recorded in the final Shareholders' Register and the final Beneficial Shareholders' Register as of the settlement of accounts of each fiscal year as shareholders entitled to exercise their rights at the ordinary general meeting of shareholders relating to such settlement of accounts. 2. In addition to the preceding paragraph, if necessary, the Company shall treat the shareholders or registered pledgees entered or recorded in the final Shareholders' Register and the final Beneficial Shareholders' Register as of a specified date as

Before amendment	As amended
registered pledgees entitled to exercise their rights, by giving advance public notice in accordance with a resolution of the Board of Directors.	shareholders or registered pledgees entitled to exercise their rights, by giving advance public notice in accordance with a resolution of the Board of Directors.
Chapter III. General Meeting of Shareholders	**Chapter III. General Meeting of Shareholders**
(Method of adopting resolutions) Article 15. Unless otherwise provided for by the laws or ordinances or these Articles of Incorporation, resolutions of general meetings of shareholders shall be adopted by a majority of the voting rights of the shareholders present thereat. (to be newly established)	(Method of adopting resolutions) Article 15. (same as existing) 2. Resolutions as provided for in Article 343 of the Commercial Code shall be adopted at a general meeting of shareholders at which shareholders holding one-third or more of the number of voting right of all the shareholders shall be present, by two-thirds or more of the voting rights of the shareholders so present.
(Minutes) Article 17. The substance of the proceedings at a general meeting of shareholders and the results thereof shall be entered in the minutes, and the original of such minutes shall, after the chairman and the Directors present at the meeting have affixed their names and seals thereto, be kept for ten years at the principal office of the Company, and certified copies thereof shall be kept for five years at the branch offices of the Company.	(Minutes) Article 17. The substance of the proceedings at a general meeting of shareholders and the results thereof shall be entered or recorded in the minutes, and the original of such minutes shall, after the chairman and the Directors present at the meeting have affixed their names and seals or their electronic signatures thereto, be kept for ten years at the principal office of the Company, and certified copies thereof shall be kept for five years at the branch offices of the Company.
Chapter IV. Directors and Board of Directors	**Chapter IV. Directors and Board of Directors**
(Minutes of meetings of the Board of Directors) Article 24. The substance of the proceedings at a meeting of the Board of Directors and the results thereof shall be entered in the minutes, and the original of such minutes shall, after the chairman, the Directors and the Corporate Auditors present at the meeting have affixed their names and seals thereto, be kept for ten years at the principal office of the Company.	(Minutes of meetings of the Board of Directors) Article 24. The substance of the proceedings at a meeting of the Board of Directors and the results thereof shall be entered or recorded in the minutes, and the original of such minutes shall, after the chairman, the Directors and the Corporate Auditors present at the meeting have affixed their names and seals or their electronic signatures thereto, be kept for ten years at the principal office of the Company.
Chapter V. Corporate Auditors and Board of Corporate Auditors	**Chapter V. Corporate Auditors and Board of Corporate Auditors**
(Minutes of meetings of the Board of Corporate Auditors) Article 31. The substance of the proceedings at a meeting of the Board of Corporate Auditors and the results thereof shall be entered in the minutes, and the original of such minutes shall, after	(Minutes of meetings of the Board of Corporate Auditors) Article 31. The substance of the proceedings at a meeting of the Board of Corporate Auditors and the results thereof shall be entered or recorded in the minutes, and the original of such

Before amendment	As amended
the Corporate Auditors present at the meeting have affixed their names and seals thereto, be kept for ten years at the principal office of the Company.	minutes shall, after the Corporate Auditors present at the meeting have affixed their names and seals or their electronic signatures thereto, be kept for ten years at the principal office of the Company.
Chapter VI. Accounts	**Chapter VI. Accounts**
(Dividends) Article 34. Dividends of the Company shall be paid to the shareholders or registered pledgees entered in the final Shareholders' Register and the final Beneficial Shareholders' Register as of March 31 of each year.	(Dividends) Article 34. Dividends of the Company shall be paid to the shareholders or registered pledgees entered or recorded in the final Shareholders' Register and the final Beneficial Shareholders' Register as of March 31 of each year.
(Interim dividends) Article 35. The Company may, by a resolution of the Board of Directors, pay interim dividends to the shareholders or registered pledgees entered in the final Shareholders' Register and the final Beneficial Shareholders' Register as of September 30 of each year.	(Interim dividends) Article 35. The Company may, by a resolution of the Board of Directors, pay interim dividends to the shareholders or registered pledgees entered or recorded in the final Shareholders' Register and the final Beneficial Shareholders' Register as of September 30 of each year.

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